COVER LETTER

Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD  E.  NEILSON

8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104

          ATTORNEY  AT  LAW

SANDY,  UTAH  84093

TELEPHONE:  (801)  733-0800

FAX:  (801)  733-0808

E-MAIL:  LNEILSONLAW@AOL.COM

June 27, 2013

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA:  EDGAR

Re:

Eastgate Acquisitions Corporation

Amendment No. 3 to

Form S-1 (Amendment No. 2 Filed May 14, 2013)

SEC File No.  333-185050

Dear Mr. Reynolds:

In response to your letter dated May 29, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Eastgate Acquisitions Corporation (“Eastgate” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 3 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

Business

Comment 1.

We reissue comment three in our letter dated February 12, 2013. Please provide the basis for the statements about your technology and proposed products throughout the prospectus. Provide the basis for the company's beliefs, including disclosure of the research upon which the company is relying. For example, and without limitation, provide the basis for your belief that your "technology can improve the efficacy of existing products and formulations." To the extent you rely upon third party information, provide the source of the information in the prospectus so investors can locate such information. Provide us supplementally with copies of the past research or other sources, which would include the research and other sources upon which you rely, that provide the basis for the statements made. Provide information in a table or other clearly marked format to reflect the section(s) that provide the basis for the various statements made.

Response to Comment 1:  We have included information in the prospectus that the Company has relied upon to form the basis for its statements about the Company’s technology and proposed products. The information includes references to past research and other source materials.  In particular, please see the following:

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The “Bioavailability Enhancement by Micro and Nano-Emulsification Technologies: Scientific Background” subheading under the “Technology and Products” heading on page 22 that includes a comprehensive discussion of research data upon which the Company relies.

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The fourth paragraph under the “Natural health products” heading on page 26 includes information an UTI remedy.

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

June 27, 2013

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The third through seventh paragraphs under the “GluCorrectTM:  Soft gelatin capsules with Banaba extract in self-emulsifying formulation for blood sugar control” subheading on page 27 discuss research on Banaba and Corosolic acid.

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The second paragraph under the “URBAN POWERTM:  Ursolic acid and Banaba extract combination in soft gelatin capsule – for weight control” subheading on page 28 discusses research on ursolic acid and obesity.

In addition, the Company has collected some of the available published data describing improvement of bioavailability of poorly soluble compounds by incorporation into various nano- and microparticulate delivery systems.  We are including herewith as “Supplemental Information No. 1” the Company’s justification for the claims made in the prospectus.  Please note that the data presented represents a small percentage of the body of evidence existing in the industry.  It would not be practical to include all of the research available – chosen sample are designed to illustrate our point.

Comment 2.

We partially reissue comment five in our letter dated February 12, 2013. When discussing your products throughout the prospectus, provide clear disclosure that these are proposed products. We note that certain sections of the prospectus, including the risk factor section, have not been revised to clarify that these are proposed products.

Response to Comment 2:  We have made revisions throughout the prospectus to indicate that the Company’s products are “proposed” products.  Please note that where appropriate under the “Risk Factors” and “Business” sections, we have words such as potential, proposed, prospective and product  candidates in describing the Company’s products.  We believe that discussions in these and other sections of the prospectus adequately and clearly identify the Company’s products as “proposed products”.

Comment 3.

We reissue comment six in our letter dated February 12,2013. According to the disclosure, your business plan is to market only the natural products during the first year and to add natural products for the first three years. Please revise the business section and the prospectus, as needed, to provide clear emphasis on the proposed products that are the focus at the beginning of the business plan. It appears that the majority of your business and other sections focus on the improved formulation medicines that would require FDA approval, which would only be developed at a later date and do not appear to be the present initial focus of the company's proposed business. Revise the prospectus accordingly.

Response to Comment 3:  We have revised the third paragraph under the “Marketing Plan” subheading on page 34 to specify those natural health products that the Company anticipates could be marketed within the next twelve months.  We have also made other changes throughout the prospectus to clarify the Company’s business plan.

Comment 4.

We partially reissue comment eight in our letter dated February 12, 2013. Please provide clear disclosure regarding the FDA approval requirements to obtain OTC approval and the steps that would be needed to obtain OTC approval. Provide clear disclosure that there is no guarantee you will receive OTC approval and discuss the resulting impact this would have on your proposed product.

Response to Comment 4:  We have added a comprehensive discussion including references starting on page 30 regarding the FDA approval requirements to obtain OTC approval of products, particularly when compared with the NDA process. We have also expanded the first paragraph under the “Section 505(b)(2) subheading on page 30 to disclose that there is no assurance that the Company will receive OTC approval for any of its products and to discuss the impact this would have on the Company’s

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

June 27, 2013

products. Additionally, we have added a risk factor on page 8 discussing the risks of the Company not being able to use the Section 5050(b)(2) process.

Comment 5.

We reissue comment nine in our letter dated February 12, 2013. Many of the statements discussing the natural health products appear to be making medical claims. For example only, we direct your attention to the claims made about the nano e-drops in relation to their treatment of UTIs. Please provide us with your analysis as to how such claims are consistent with the FDA regulations regarding claims made by natural health products.

Response to Comment 5:  We have revised statements related to the Company’s proposed natural products throughout the prospectus to eliminate medical claims.

Research and Development

Comment 6.

We note your revisions in response to comment 12 in our letter dated February 12,2013. Please revise to disclose the amount spent on research and development for each of the last two fiscal years.

Response to Comment 6:  Please note that the information regarding R&D expenses set forth under the “Research and Development” heading on page 37 discloses the amount spend for fiscal year 2012 and the three months ended March 31, 2013.  Please be informed that the Company did not have any R&D expenses prior to its acquisition of the Acquired Products in 2012.  Thus, no information is given for fiscal year 2011.

Comment 7.

We partially reissue comment 14 in our letter dated February 12, 2013. Please disclose whether you plan on developing all of the proposed products at once or whether you have prioritized the development of the proposed products. To the extent you have prioritized the development of the proposed products, provide clear disclosure as to the planned priority.

Response to Comment 7:  In our response to your comment 14 of the February 12, 2013 letter, we revised the “Proposed Products “ heading of Amendment No. 2 to discuss the time frame and estimated costs for each proposed product. We also previously discussed the time frame and cost under the “Research and Development” heading.

We have revised the third paragraph under the “Market Plan” heading on page 34 and fourth paragraph under the “Research and Development” heading on page 38 and added a new fifth paragraph to discuss the priority of pharmaceutical product development.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comment 8.

We reissue comment 15 in our letter dated February 12, 2013. Please revise your disclosure to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your proposed business, as required by Item 303(a)(3)(ii) of Regulation S-K. For example, and without limitation, please describe how the absence of any firm agreement or understanding that provides adequate funding to execute your business plan has had or will have an impact on your business.

Response to Comment 8:  We previously discussed the Company’s belief of achieving revenues during 2013 in the second paragraph under the “Results of Operations” heading on page 41, and that expenses would increase as sales commence and funding for additional development was available.  Risks and

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

June 27, 2013

uncertainties associated with the Company’s business have been disclosed in the “Risk Factors” section starting on page 6. In response to your comment, we have added a new third paragraph under the “Results of Operations” heading to discuss the lack of a firm commitment to obtain funding and the impact on the Company’s business if funding is not realized. Similar information was previously discussed in the fourth paragraph under the “Liquidity and Capital Resources” heading on page 40.

Possible Future Funding

Comment 9:

We partially reissue comment 17 in our letter dated February 12, 2013. We again note that the current disclosure indicates that you have entered into this agreement with Kodiak. As previously stated, we do not believe the private placement with Kodiak is complete, since the essential term of the agreement is missing, namely the purchase price. At the time the equity line was entered into, Eastgate had no trading market. As such, there can be no agreement between the parties as to the purchase price that is based upon a "market price." Please revise your disclosure to remove any implication that there is an existing equity line agreement with Kodiak that provides the company with a viable mechanism to obtain needed financing.

Response to Comment 9.  In light of your comment, we have removed the discussion under the “Possible Future Funding” heading on page 42 and any mention of the Kodiak agreement.  Also, please see our response to Comment 8 above regarding disclosure that the Company does not currently have any firm agreement or understanding for funding.

Relationships and Related Party Transactions

Comment 10.

Please disclose all the information required by Item 404(a) of Regulation S-K, including the name of the related person, with respect to each loan received by the company since the beginning of the company's last fiscal year and the lease agreement. Provide the disclosure required by Item 404(a)(5) of Regulation S-K in its entirety and on an individual basis, rather than the aggregate amounts currently provided. Similarly revise the disclosure regarding the payment of expenses by certain related persons, as required by Item 404(a)(5) of Regulation S-K.

Response to Comment 10:  We have revised the seventh paragraph under the “Relationships and Related Party Transactions” heading on page 45 to clarify the individual names and amounts related to the disclosed debts. Information regarding the lease agreement has been revised in the final paragraph as set forth in our response to Comment 11 below.

Comment 11.

Please identify the related person with whom you entered into the lease agreement. Disclose the amount paid and the amount owed for the periods required by Item 404 of Regulation S-K. Please file the lease agreement as an exhibit.

Response to Comment 11:  The lease was assigned to the Company by NanoEssential, Inc., a Toronto, Canada company. Mirjana Hasanagic, President and a director of the Company, previously served as President of NanoEssential, Inc. from 2009 to 2012. The final paragraph under the “Relationships and Related Party Transactions” heading on page 46 has been revised to disclose the above information.  Also, a copy of the lease and assignment have been included as Exhibits 10.7 and 10.8, respectively.

Exhibits

Comment 12.

We note your response to comment 22 in our letter dated February 12, 2013 that there were no written agreements among the parties for the related party payable amounts owed to Ms. Gluskin and Williams Investment Company. Please provide a written description of any oral agreements with these related persons, including the payment of expenses by the related persons in addition to

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

June 27, 2013

any loans. Include in your description any terms of the loans, such as due date(s) and/or interest rate(s). See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfinlguidance/regs-kinterp.htm.

Response to Comment 12:  The oral agreements regarding payables to Anna Gluskin and Williams Investment Company as previously set forth in our response to Comment 22 of your February 12, 2013 letter, are unsecured, payable on demand and bear interest at 10%.  As both parties are affiliates and principal stockholders of the Company, neither has made a demand for any payment of the debt.  We are including a description of the verbal, unsecured debt as Exhibit 10.9.

Comment 13.

We reissue comment 23 in our letter dated February 12, 2013. Please file as an exhibit a complete copy of the articles, as amended, as required by Item 601(b)(3)(i) of Regulation S-K. We note that filing the original articles of incorporation and amendments thereto as separate exhibits does not satisfy this requirement.

Response to Comment 13:  As stated in our response to comment 23 to your letter dated February 12, 2013 and included with Amendment No. 2 to the Company’s registration statement, Exhibit 3.1 included the Company’s original Articles of Incorporation and five amendments thereto, the last amendment being filed on November 10, 2011.  We also informed you that the State of Nevada shows on its website an amendment filed on September 9, 1999, one day after filing the original Articles of Incorporation.  Subsequently, we communicated to you via e-mail on May 21, 2013, that the Nevada Secretary of State's office informed us that the filing September 9, 1999 was "not an amendment", rather it was just a comment regarding the actual stock.  Thus, our previously filed Exhibit 3.1 included the Company’s Articles of Incorporation and all amendments thereto.

The Company has not filed restated Articles of Incorporation and, accordingly, Exhibit 3.1 includes all pertinent filings made with the State.  Your comment 13 states that “filing the original articles of incorporation and amendments thereto as separate exhibits does not satisfy this requirement” (referring to Item 601(b)(3)(i) of Regulation S-K).  Please note that we did not file the articles and amendments as separate exhibits, rather all were incorporated into and included as Exhibit 3.1.  Also, this is the format that this office has used in filing exhibits to prior registration statements and we have never received a Staff comment regarding the format.

As we read and understand Item 601(b)(3)(i), a complete copy of the articles of incorporation as amended must be filed as an exhibit to an issuers next Securities Act registration statement or periodic report, when only an amendment has been filed in an earlier Form 8-K. We previously included the Company’s Articles of Incorporation and all amendments thereto as Exhibit 3.1 to Amendment No. 1 and Amendment No. 2 to its Form S-1 registration statement.  It is our belief that this represents “a complete copy of the articles of incorporation as amended” as required by Item 601(b)(3)(i). Please note that we are once again including Exhibit 3.1 to Amendment No. 3 to the registration statement, which is a complete copy of the requisite filings.

Comment 14.

We reissue comment 24 in our letter dated February 12, 2013. Please file  Exhibits 10.5 and 10.6 in their entirety, including all exhibits, schedules and/or attachments. We note, for example, that it appears Attachment No.1 to the Securities Purchase Agreement filed as Exhibit 10.5 and Schedule C to the Distribution Agreement filed as Exhibit 10.6 have not been included. We also note that the General Conditions of Purchase of Mediq Agreement referenced at the end of Exhibit 10.6 has not been included.

Response to Comment 14:  Please see revised Exhibit 10.5 that includes the Securities Purchase

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

June 27, 2013

Agreement and Attachment No. 1 thereto, the Demand Promissory Note. For your information, the Demand Promissory Note has been previously included as Exhibit 10.4. General Conditions of Purchase of Mediq agreement is the proper name of Mediq agreement filed as exhibit 10.6, and is not a separate attachment or agreement. Schedule “C” to the Mediq agreement, a suggested invoice, has also been included with the agreement.

●

In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Anna Gluskin at gluskin.Anna@gmail.com.

Yours truly,

/S/

Leonard E. Neilson

Leonard E. Neilson

:ae

Attachments

cc:  Anna Gluskin, CEO, Eastgate Acquisitions Corporation

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

June 27, 2013

Attachment No. 1

EASTGATE ACQUISITIONS CORPORATION

2681 East Parleys Way, Suite 204

Salt Lake City, Utah 84109

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

To whom it may concern:

In connection with the response of Eastgate Acquisitions Corporation (the “Company”) to the SEC letter dated May 29, 2013, SEC File No. 333–185050, the Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Eastgate Acquisitions Corporation

By:   /S/     ANNA GLUSKIN

Its:

Chief Executive Officer

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

June 27, 2013

Supplemental Information  #1

NANOTECHNOLOGY IN THE FIELD OF PHARMACEUTICAL AND NUTRACEUTICAL FORMULATION: BIOAVAILABILITY AND EFFICACY IMPROVEMENT (PUBLISHED DATA)

Premised on past research and testing related to Eastgate Acquisitions, Inc.’s technology, we believe that the resulting products could possibly enable enhanced bioavailability, lower dosing, produce fewer side effects, improved stability and improved patient compliance, as well as potential commercial advantages, such as extended patent protection and broader use.  Below is a summary of our principal beliefs.

Bioavailability - a measurement of the rate and extent to which a drug is absorbed into the blood stream.

Our self-emulsifying drug delivery technology includes two different approaches that we believe can improve the effectiveness of poorly bioavailable compounds and can provide new methods of delivery. These consist of (i) a self-nanoemulsifying vehicles for oral or topical use, and (ii) a technological approach with improved solubility of incorporated compounds in such vehicles. Industry research reports referenced in the table below present only a handful of examples supporting the premise that our technological approaches could increase the bioavailability of incorporated compounds.  Some of the references below involved substances that were not selected by us as proposed products.  These substances however behave similarly to our proposed product or have comparable characteristics. There are examples of poorly soluble compounds, herbal extracts, essential oils, etc. It is possible to conclude, by someone in the industry, that similar substances will behave similarly when formulated in a analogous manner.  Please note that some of our proposed products are directly referenced in the research table below.  Independent research presented in items 1-11 confirms the increased bioavailability of the poorly soluble compounds using either self-emulsification vehicle or other technological approach to improve solubility.

Lower dosing – amount of the drug required to be taken to achieve desired concentration in the blood stream.  Due to higher bioavailability of the incorporated compound, patient requires lower doses of active ingredient to achieve the same therapeutic effect.  This is a logical conclusion directly related to enhanced bioavailability.

Fewer Side Effects – reaction of the organism or tissue resulting from the presence of the active ingredient in higher than optimal concentration.  There are two reasons why we believe that our formulations will cause less side effects compared to existing drugs.  The first one relates to the lower dose of the active ingredient that needs to be administered.  The lower the dose – the lower are the chances of having too high concentration of the drug in the blood stream or in contact with skin in case of topical application.  The second reason relates to the way the active ingredient enters the body.  Active ingredient in all of our formulations is either “wrapped up” by the excipients or form tiny (micro- or nano-) particles on contact with body fluids.  This results in far greater contact area between the active ingredient and the blood or tissue.  According to the published research below, this increased area of contact is one of the main reasons of the increased bioavailability of our technology.

Improved Stability - amount of time when the active ingredient in the formulation remains active.  While the stability of the active ingredient was not the main purpose of the research presented below (items 5, 6 and 9), all studies recognize improved stability as a side effect of encapsulation (“wrapping up”) of the active ingredient.  Since we are only working with the compounds that are either insoluble in water or have poor solubility and the major component of all body fluids is water, these compounds can only be administered with some preparation.  Our two approaches are either encapsulation before the administration or on contact with body fluids.  Both of the approaches eliminate active ingredient precipitation on contact with water.

Improved Patient Compliance – refers to willingness of the patient to follow the prescribed regiment.  Improved compliance is the logical conclusion of the following factors.  Lower doses of the active ingredient should make the size of the pill or capsule smaller – making it easier to take.  Lower side effects should reduce instances where the drug is making someone sick, forcing them to stop therapy.  Encapsulation of the active ingredient in the formulation will improve the taste as most of the compounds are bitter.  Our assumptions here is that some patients will remain longer on the therapy if the medicine does not taste too bad, does not cause discomfort and is easier to take.  In addition, it may be possible to replace the drugs that can only be taken by injection with alternative dosage – tablet

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

June 27, 2013

or capsule – due to improved bioavailability and increased stability.  A lot of drugs must be administered by injections as they are ineffective or cause irritation when taken orally or become inactive (unstable) in gastro-intestinal tract.  If we would be successful in formulation of the oral dosage form for the drug that currently can only be administered by injections (e.g., replace Lorazepam intravenous infusion for treatment of acute seizures with oral spray), patient compliance with the therapy will improve – people hate injections.

Extended patent protection and broader use – refer to potential commercial advantages that, we believe, will be able to achieve if we are successful.  Despite the fact that we apply our formulation technology to existing and known substances, we believe that our formulation can be patented due to a novel combination of excipients.  This may provide extended patent protection for otherwise soon-to-expire patent held by the original inventor of the compound.  We should also be in a position to offer a patent protection for formulation that cannot be patented on its own such as natural products and nutraceuticals.  In addition, we believe that more people will be using our products – because we can achieve better formulation with fewer side effects and lower dosage and because we might be able to provide an alternative route of administration to existing injectable drugs.

The first table presents the basis of our beliefs and claims with applicable references.  The second table lists our proposed products, applicable technology and desired results.

	Technology of bioavailability (BA) enhancement	Routes of delivery (Proposed Product)	Achieved results	Substance (drug or natural material)	Reference
1. 1.	Self-micro- and nanoemulsifying compositions	Oral, transdermal	BA enhancement 72-1000%	Vincristine, Paclitaxel, Cyclosporin, Adriamicin, Quercetin, Silymarin, etc.	He C-X, et.al., (2010), review
2.	SEDDS and SMEDDS	Oral	Significant bioavailability enhancement	Cyclosporin, Antivirals, Retinoids, Indomethacin, CoQ10, Celecoxib, Carvedilol, Paclitaxel, Ramipril, Ibuprofen, Ketoprofen, Fenofibrate	Kohli K. et al., (2010), review
2. 3.	SEDDS	Oral (Lorazepam)	BA enhancement Atenolol 2.5 folds Danazol 3.2 folds Metoprolol 1.4 folds	Atenolol Danazol Metoprolol	Kotta S. et al. (2012)
4.	Microemulsions, SMEDDS	Oral (Lorazepam, Glucorrect)	BA enhancement 143-159%	Coenzyme Q10, Simvastatin	Spernath A. et al., (2006)
5.	Nanocrystals, nanoemulsions, polymeric micelles	Oral, transdermal, ophthalmic, parenteral (Cleanezze)	Improved stability and efficacy	Paclitaxel, Cyclosporin, Sirolimus, Doxorubicin, Methylsalicylate	Chen H. et al., (2011)
6.	SNEDDS	Oral (E-drops nano)	BA enhancement 1.7 – 2.5 folds, improved stability	Zedoary essential oil	Zhao Y. et al., (2010)
7.	SNEDDS	Oral (vitamin D3)	BA enhancement 1.5 and 1.6 folds	Flavonoids: Quercetin, Kaempferol	Li W. et al. (2011)
8.	Nanoemulsion	Oral (Glucorrect, Urban Power)	BA enhancement 4 folds	Silymarin	Parveen R. et al., (2011)
9.	Liposomes, transferosomes, microemulsions, solid lipid nanoparticles, nanoemulsions, nanoparticles, dendrimers	Topical, transdermal (2% Ketoonazole, Watrzz)	Penetration enhancement, stability improvement BA enhancement 2.2 folds (Tacrolimus)	Antifungals, non-steroidal anti-inflammatory drugs, retinoids, tacrolimus, steroid hormones, etc	Gupta M. et al. (2012, review
10.	Submicron oil-in-water emulsion	Topical (burns and wounds treatment)	Significantly decreased bacterial (P. aeruginosa) growth	NB-201 (antibacterial)	Hemmila MR, et al., (2010),”
11.	Nanoemulsion	Topical (Cleanezze)	Prolonged antibacterial activity	Peppermint oil	Liang R., et al, (2012),

Abbreviations:

BA – bioavailability

SEDDS- Self-Emulsifying Drug Delivery Systems

SMEDDS- Self-Microemulsifying Drug Delivery System

SNEDDS – Self-Nanoemulsifying Drug Delivery Systems

References:

1.

He C-X, et.al., (2010) “Microemulsions as drug delivery systems to improve the solubility and the bioavailability of poorly water-soluble drugs” Expert Opinion. Drug Delivery. 7(4) pp. 445-460

2.

Kohli K. et al., (2010) “Self-emulsifying drug delivery systems: an approach to enhance oral bioavailability”. Drug Discovery Today 15 (21/22) pp. 958-965

3.

Kotta S. et al. (2012) “Exploring oral nanoemulsions for bioavailability enhancement of poorly water-soluble drugs” Expert Opinion. Drug Delivery. 9(5) pp. 585-598

4.

Spernath A. et al., (2006) “Microemulsions as carriers for drugs and nutraceuticals” Advances in Colloid and Interface Science (128–130) pp.47–64

5.

Zhao Y. et al., (2010)  “Self-nanoemulsifying drug delivery system (SNEDDS) for oral delivery of Zedoary essential oil: Formulation and bioavailability studie”’ International Journal of Pharmaceutics 383 pp. 170–177

6.

Chen H. et al., (2011) “Nanonization strategies for poorly water-soluble drugs” Drug Discovery Today 16, (7/8) pp. 354-360

7.

Li W. et al. (2011) “Self-nanoemulsifying drug delivery system of persimmon leaf extract: Optimization and bioavailability studies” International Journal of Pharmaceutics 420 pp 161– 171

8.

Parveen R. et al., (2011) “Oil based nanocarrier for improved oral delivery of Silymarin: In vitro and in vivo studies” International Journal of Pharmaceutics 413 pp. 245 – 253

9.

Gupta M. et al. (2012) “ Nanocarrier-based topical drug delivery for the treatment of skin diseases” Expert Opinion. Drug Delivery. 9(7) pp. 783-804

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

June 27, 2013

10.

Hemmila MR, et al., (2010),”Topical nanoemulsion therapy reduces bacterial wound infection and inflammation after burn injury”. Surgery, 148(3) pp. 499-509

11.

Liang R., et al, (2012), “Physical and Antimicrobial Properties of Peppermint Oil Nanoemulsions”,  J. Agric. Food Chem. 60, pp. 7548−7555

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

June 27, 2013

EASTGATE PHARMACEUTICALS – LIST OF PROPOSED PRODUCTS

Technology Application and Desired Features

Product		Substance (drug or natural material)	Routes of delivery	Technology of bioavailability enhancement	Desired Features
PHARMACEUTICAL PRODUCTS
1.	Benzodiazepine spray for acute seizures treatment	Lorazepam	Oral (transmucosal)	Self-nanoemulsifying composition (SNEDDS)	Enhanced solubility, drug loading and bioavailability, fast onset of action. Replacement of infusion to oral delivery
2.	Antifungal cream/ointment	Ketoconazole	Topical	Solubilizing delivery system	Improved drug solubility; enhanced penetration and antifungal efficacy
3.	Anti-diabetic chewable or sublingual tablet	Metformin	Oral (transmucosal)	Solubilizing delivery system	Taste masking; absorption enhancement, decrease of side effects
NATURAL HEALTH PRODUCTS (NUTRACEUTICALS)
1.	E-drops Nano	Essential oils combination	Oral	Self-nanoemulsifying composition (SNEDDS)	Taste masking; loss prevention, efficacy enhancement
2.	Puralen	Essential oils combination	Oral	Self-emulsion system (SEDDS)	Taste masking; loss prevention,
3.	Cleanezze	Essential oils and herbal extract combination	Topical	Microemulsion / micellar solution	Prolonged antibacterial activity
4.	Vitamin D3 nanoemulsion	Cholecalciferol	Oral	Nanoemulsion	Absorption and efficacy enhancement
5.	V-CLEAN	Essential oils and herbal extract combination	External (fruits and vegetables antibacterial rinse)	Microemulsion / micellar solution	Enhanced antibacterial activity
6.	Glucorrect	Banaba leaf extract, alpha-Lipoic acid	Oral	Self-nanoemulsifying composition (SNEDDS)	Solubility improvement; enhanced bioavailability and efficacy
7.	URBAN POWER	Banaba leaf extract, Ursolic acid, alpha-Lipoic acid	Oral	Self-nanoemulsifying composition (SNEDDS)	Solubility improvement; enhanced bioavailability and efficacy
8.	Wartzz	Essential oil combination	Topical	Solubilizing delivery system with film forming polymer	Prolonged antiviral activity; improved convenience (once-a-day application)